UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102	Page 2 of 9 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,765,599 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 40,765,599 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.6% (see Item 5)*
14.	Type of reporting person CO

* This calculation is based on 89,481,733 common shares, $0.000017727 par value per share (“Common Shares”), of Myovant Sciences Ltd. (the “Issuer”), calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

CUSIP No. G637AM102	Page 3 of 9 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,765,599 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 40,765,599 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.6% (see Item 5)*
14.	Type of reporting person CO

* This calculation is based on 89,481,733 Common Shares, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

CUSIP No. G637AM102	Page 4 of 9 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,765,599 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 40,765,599 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.6% (see Item 5)*
14.	Type of reporting person IN

* This calculation is based on 89,481,733 Common Shares, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

CUSIP No. G637AM102	Page 5 of 9 Pages

EXPLANATORY NOTE

This report on Schedule 13D filed by the Reporting Persons (as defined below) relates to the common shares, par value $0.000017727 per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). The Reporting Persons were initially eligible pursuant to Section 13(d)(6)(B) of and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to file a report on Schedule 13G as indirect beneficial owners of more than five percent of the Common Shares before the Issuer’s initial public offering (the “IPO”). The Common Shares are directly owned by Roivant Sciences Ltd. (“Roivant”). The Reporting Persons are filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of the purchase by Roivant of 2,424,242 Common Shares on June 4, 2019, the Reporting Persons may be deemed to have acquired beneficial ownership of more than 2% of the Common Shares during the preceding 12 months.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares of Issuer. The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London, S W 1 Y 4LB, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Dexxon Holdings Ltd. (“Dexxon”);

(ii) Dexcel Pharma Technologies Ltd (“DPT”); and

(ii) Dan Oren.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. The Common Shares are owned directly by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 40,765,599 Common Shares owned directly by Roivant due to the Override Right (as defined below). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares held by Roivant.

Dexxon, DPT and Dan Oren are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

 The principal business address of each Reporting Person is 1 Dexcel Street, Or Akiva, 3060000, Israel.

(c)

Dexxon is principally engaged in the business of investing in pharmaceutical companies. DPT is a manufacturer and distributor of pharmaceutical products.

Dan Oren is the sole director and ultimately the sole shareholder of Dexxon. Dexxon has no executive officers.

Dan Oren is the President and Chief Executive Officer and ultimately the sole shareholder of DPT. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of DPT is set forth in Schedule A attached hereto.

(d) – (e)	During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dexxon and DPT are incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated by reference herein.

CUSIP No. G637AM102	Page 6 of 9 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are filing this Schedule 13D because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the 40,765,599 Common Shares of the Issuer held by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Common Shares.

Roivant’s bye-laws provide that Dexxon and DPT, voting unanimously with three other major shareholders of Roivant, with the right to override certain decisions of Roivant’s board of directors, including with respect to dispositions of the Common Shares (the “Override Right”). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares held by Roivant.

The Reporting Persons intend to review Roivant’s investment in the Common Shares on a continuing basis and may from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring Common Shares and/or other equity, debt, notes, or other securities in the open market or otherwise (or influencing Roivant to do so); (ii) disposing of Common Shares in the open market or otherwise (or influencing Roivant to do so); (iii) engaging in communications with management and the board of directors of the Issuer (or influencing Roivant to do so); (iv) engaging in discussions with shareholders of the Issuer (or influencing Roivant to do so); or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. None of the Reporting Persons currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated by reference herein.

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 40,765,599 Common Shares owned directly by Roivant.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage is based on 89,481,733 Common Shares, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters' option to purchase additional shares) issued in the Issuer's underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer's final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

Except as disclosed in this Schedule 13D, each Reporting Person does not have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Each of the Reporting Persons disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

CUSIP No. G637AM102	Page 7 of 9 Pages

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares to which this Schedule 13D relates.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated by reference in Item 4 and Item 5 is hereby incorporated by reference herein.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit I to this Schedule 13D and is incorporated by reference herein.

Other than as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
1.	Joint Filing Agreement dated as of June 14, 2019

CUSIP No. G637AM102	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer

CUSIP No. G637AM102	Page 9 of 9 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of DPT.

Name	Citizenship	Principal Occupation	Business Address
Dan Oren	Israeli	President and Chief Executive Officer, Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Uri Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Ilan Oren	Israeli	Vice President - Business Development and Director	1 Dexcel Street, Or Akiva, 30600000, Israel